Filed	September 11, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	MACQUARIE BANK LIMITED	**NFA ID**	0240934
Submitted By	JOHN RUPPERT	**User ID**	RUPPERTJ1

Business Information

Business Address   LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW 2000
AUSTRALIA

Phone Number   61-2-8232-3333

Fax Number   Not provided.

E-mail Address   Not provided.

Filed	September 11, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	MACQUARIE BANK LIMITED	**NFA ID**	0240934
Submitted By	JOHN RUPPERT	**User ID**	RUPPERTJ1

Location of Business Records

Business Records Address

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW 2000
AUSTRALIA

U.S. Address for Production of Business Records

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY 10019
UNITED STATES

Filed	September 11, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	MACQUARIE BANK LIMITED	**NFA ID**	0240934
Submitted By	JOHN RUPPERT	**User ID**	RUPPERTJ1

Contact Information

Registration Contact

JENNINE TAYLOR
125 W. 55TH STREET
LEVEL 23
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-0941
E-mail: RMGREGISTRATION@MACQUARIE.COM

Membership Contact

NICOLE SPAUR
ONE ALLEN CENTER, 500 DALLAS
LEVEL 31
HOUSTON, TX 77002
UNITED STATES
Phone: 713-275-8926
Fax: 713-275-8978
E-mail: NICOLE.SPAUR@MACQUARIE.COM

Accounting Contact

MARWA EL-ATRIBI
125 W. 55TH STREET
LEVEL 23
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-1578
Fax: 212-231-1598
E-mail: MARWA.EL-ATRIBI@MACQUARIE.COM

Filed	September 11, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	MACQUARIE BANK LIMITED	**NFA ID**	0240934
Submitted By	JOHN RUPPERT	**User ID**	RUPPERTJ1

Arbitration Contact

NICOLE SPAUR
ONE ALLEN CENTER, 500 DALLAS
LEVEL 31
HOUSTON, TX 77002
UNITED STATES
Phone: 713-275-8926
Fax: 713-275-8978
E-mail: NICOLE.SPAUR@MACQUARIE.COM

Compliance Contact

NICOLE SPAUR
ONE ALLEN CENTER, 5 DALLAS
LEVEL 31
HOUSTON, TX 77002
UNITED STATES
Phone: 713-275-8926
Fax: 713-275-8978
E-mail: NICOLE.SPAUR@MACQUARIE.COM

Exempt Foreign Firm Contact

ANDREW STEWART
FUTURES DIVISION
LEVEL 1, 50 MARTIN PLACE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612 8232 3088
Fax: 612 8232 4412

Filed	September 11, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	MACQUARIE BANK LIMITED	**NFA ID**	0240934
Submitted By	JOHN RUPPERT	**User ID**	RUPPERTJ1

Chief Compliance Officer

GUS WONG
125 W. 55TH STREET
LEVEL 23
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-1581
E-mail: GUS.WONG@MACQUARIE.COM

Enforcement/Compliance Communication Contact

AUGUSTINE WONG
125 WEST 55TH STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-1581
E-mail: GUS.WONG@MACQUARIE.COM

Enforcement/Compliance Communication Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

Filed	September 11, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	MACQUARIE BANK LIMITED	**NFA ID**	0240934
Submitted By	JOHN RUPPERT	**User ID**	RUPPERTJ1

Enforcement/Compliance Communication Contact

PAULINA CHAN
125 W. 55TH STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-8096
Fax: 212-231-1598
E-mail: PAULINA.CHAN@MACQUARIE.COM

Filed	September 11, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	MACQUARIE BANK LIMITED	**NFA ID**	0240934
Submitted By	JOHN RUPPERT	**User ID**	RUPPERTJ1

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.